02058693

PE
9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated September 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2002

RESEARCH IN MOTION LIMITED

By: ______________________________
Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

September 23, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION AND TELSTRA LAUNCH BLACKBERRY IN AUSTRALIA

Sydney, Australia and Waterloo, Canada - Telstra Mobile and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the first commercial launch of the BlackBerry™ wireless email solution in Australia.

BlackBerry is an award-winning wireless technology solution developed by RIM that has been successfully deployed in more than 14,000 companies in North America and Europe, and with expansion beginning in Asia. It provides corporate customers with a comprehensive end-to-end wireless solution that includes integrated email, phone, SMS, and organizer features. Telstra is offering BlackBerry over its GSM/GPRS wireless network.

Telstra Mobile Managing Director, Wireless Data Solutions, Mr Craig Cameron, said the launch of the BlackBerry wireless solution demonstrated Telstra's commitment to deliver the most advanced wireless solutions to its corporate customers.

"Telstra has seen huge growth in wireless data over the last year and growth will continue as we provide our customers with more choice, more flexibility and more devices, such as BlackBerry," Mr Cameron said.

"BlackBerry has successfully been trialed by Merrill Lynch Australia, Blake Dawson Waldron, JBWere and CSR, with the results showing customers have increased flexibility with their working hours. In some cases customers have stated they seem to be able to add additional time into their day. These results show us there is a real demand and corporate need for a wireless solution such as BlackBerry."

"The Java-based BlackBerry wireless solution enables corporate customers to manage their important information and communications from a single integrated handheld," said Mr Mark Guibert, Vice President, Brand Management, at Research In Motion. "Together our secure, push-based BlackBerry platform and Telstra's robust GPRS network provide mobile professionals with a powerful productivity tool."

Merrill Lynch Australia, CIO, Mr Mark Vudrag, said the main benefit of the device was the flexibility to receive time critical and time sensitive emails outside of the office - "With BlackBerry I can be anywhere and still deal with these emails," he said.(*)

BlackBerry is a wireless platform that properly integrates data and voice services while addressing both the needs of end users and IT departments. The BlackBerry 5820 Wireless Handheld™ features built-in email, phone, SMS, and organizer applications. BlackBerry Enterprise Server software enables easy configuration and management as well as back-end integration with corporate systems and end-to-end security.

BlackBerry was launched in North America in 1999 and Europe in 2001. In addition to RIM's relationship with Telstra in Australia, RIM has currently deployed or announced relationships with GSM/GPRS carriers in the United States, Canada, the UK, France, Germany, Ireland, The Netherlands, Italy and Hong Kong.

The BlackBerry solution from Telstra is available in Australia through Telstra's corporate sales team. For additional information about the BlackBerry solution from Telstra, visit www.telstra.com/info/blackberry <http://www.telstra.com/info/blackberry>.

About BlackBerry

Key features of the BlackBerry wireless solution:

- Advanced wireless handheld with built-in wireless email and phone; includes easy-to-use 'thumb-typing' keyboard, navigation trackwheel and large screen.
- Single mailbox integration with corporate email systems allows users to keep their existing email address and manage one single mailbox; users can read, originate, forward, reply, delete or file messages using the wireless handheld (inbox and folders are synchronized between the wireless handheld and PC).
- Built-in high quality phone supports GSM voice services; an available earpiece and microphone enables convenient hands-free conversation allowing users to read, type or retrieve information while they talk.
- SMS support enables short text messages to be exchanged using a specially designed and integrated keyboard.
- Full-featured connected organiser allows synchronization with a user's PC; includes calendar, address book, task list, memo pad, calculator and alarm functions; unique wireless calendar synchronization feature allows the online calendar and handheld calendar to be automatically and wirelessly synchronized without the need for a cradle.
- End-to-end security (using Triple DES encryption) that allows data to remain encrypted at all points between the user's email account (behind the corporate firewall) and the user's wireless handheld and meets strict corporate security guidelines for company-confidential information.
- BlackBerry Enterprise Server software provides centralized management and control with a scalable architecture; integrates seamlessly with Lotus® Domino™ and Microsoft® Exchange.
- Support for Java 2 Micro Edition (J2ME), enables a wide range of software application development based on open standards.

About Telstra

Telstra is Australia's leading telecommunications carrier and a world-class fully integrated, full service provider across wireline, ADSL, HFC, satellite and digital wireless networks and platforms. Telstra has more than 10 million household, business and wholesale customers. Telstra is Australia's leading ISP, has the most highly accessed family of Internet portals and sites and provides entertainment and multimedia content over its broadband network and through its Pay-TV joint venture.

Telstra owns and operates one of the most technologically advanced networks, offering end-to-end solutions ranging from broadband, IP, mobile and intelligent network services, to voice and data network hubs, call centres, and advanced multimedia and e-commerce applications. It has business operations in North America, UK/Europe and the Asia-Pacific region.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld□ product line, the BlackBerry□ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). Investors may contact investor_relations@rim.net. Customers may contact info@rim.net. For more information, visit www.rim.com.

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Media Contacts:

Virginia Murphy
Telstra
+ 61 3 8627 8321
Virginia.Murphy@team.telstra.com

Scott Pollard
Brodeur Worldwide for RIM
+1 203 399 8245
spollard@brodeur.com

Andrea Craig
Research In Motion
+1 519 888 7465
acraig@rim.net

Investor Contact:
RIM Investor Relations
+ 1 519 888 7465
investor_relations@rim.net

** Telstra's BlackBerry customers must use their BlackBerry handheld within Telstra's GSM coverage areas in Australia. Roaming outside Australia is limited to foreign countries approved by Telstra on the Telstra.com website. Telstra does not guarantee continuous or fault-free access or service quality.*

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

Telstra Media Releases are regularly posted on the Telstra Newsroom. The address is http://www.telstracom.au/newsroom.